Exhibit 99.1

Brussels, April 1, 2005

The Board of Directors kindly requests you to attend the extraordinary general meeting of our company that will be held on Friday April 29, 2005, at 2:00 p.m. at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium with the agenda set forth below.

All persons attending the meeting are asked to arrive at least thirty minutes prior to the scheduled start of the meeting in order to complete the registration requirements.

Shareholders representing at least 50% of the share capital of the company must attend the extraordinary general meeting to allow the shareholders to consider and vote upon the proposed resolutions under sections I and II of the agenda set forth below. If this quorum requirement is not satisfied, you will receive a notice to attend a second extraordinary general meeting with the same agenda that will be held on May 26, 2005 at 2:30 p.m. C.E.T. at the same location. The agenda will be validly deliberated and voted upon at the second meeting irrespective of the percentage of share capital represented by shareholders attending such meeting.

Agenda

I.	Powers of the Board of Directors with respect to the authorized capital in the case of a public take-over bid

1.	Special report of the Board of Directors on the renewal of its powers with respect to the authorized capital in the case of a public take-over bid pursuant to Article 604 of the Belgian Company Code.

2.	Amendment of Article 9 A. last indent of the Articles of Association.

Proposed resolution: Proposal to renew the powers given to the Board of Directors to increase the share capital of the company after it has received notice of a public take-over bid relating to the company. In such a case, the Board of Directors is expressly authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons. This authorization is granted for a period of three years as from the date of the extraordinary shareholders meeting of April 29, 2005. Subsequent proposal to replace the last indent of Article 9 A. of the Articles of Association with the following text:

“To the extent permitted by law, the board of directors is also authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is expressly authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons. Such authorization is granted to the board of directors for a period of three years as from the date of the extraordinary shareholders meeting of April 29, 2005. It may be renewed under the terms and conditions provided for by law.”

II.	Powers of the Board of Directors with respect to acquisition, pledge and transfer of own shares

1.	Amendment of Article 10, 2nd indent and 3rd indent of the Articles of Association – threat of serious and imminent damage to the company

Proposed resolution: Proposal to (i) renew the powers given to the Board of Directors to acquire and transfer shares of the company for a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company and to (ii) authorize for the same period direct subsidiaries of the company to acquire and transfer shares of the company, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries. Subsequent proposal to replace the second and third indents of Article 10 of the Articles of Association with the following text:

“On April 29, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.”

2.	Amendment of Article 10, 4th indent of the Articles of Association

Proposed resolution: Proposal to (i) grant to the Board of Directors the powers to acquire shares of the company for a period of eighteen months and to (ii) authorize for the same period direct subsidiaries of the company to acquire shares of the company, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries. Subsequent proposal to replace the last indent of Article 10 of the Articles of Association with the following text:

“In addition, on April 29, 2005, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 29, 2005 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

III.	Powers

Proposed resolution: Proposal to approve the following resolution: “The extraordinary general meeting grants the powers to the Board of Directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary meeting of shareholders, to co-ordinate the text of the Articles of Association as a result of the abovementioned modifications, and to carry out all necessary or useful formalities to that effect.”

In order to be authorized to attend the extraordinary general meeting, and pursuant to Articles 32 and 33 of the Articles of Association, holders of securities must comply with the following formalities:

(i)	Holders of registered shares must be registered in the register of shares and, by April 25, 2005 at the latest, deliver to the Board of Directors of Delhaize Group SA (c/o Pierre Leybaert, Delhaize Group SA, Rue Osseghem 53, 1080 Brussels, Belgium) the attending form evidencing their intent to exercise their rights at the meeting. You will find attached the attending form.

(ii)	Holders of bearer shares must, by April 25, 2005 at the latest, deposit their shares at the registered office of the company or, within the same time frame, deposit their shares with a Belgian branch of Dexia Banque, ING Belgium, Fortis Banque, KBC Bank or Banque Degroof. On April 25, 2005 at the latest, these banks shall certify to the company that those bearer shares are blocked up to and including the date of the extraordinary general meeting.

(iii)	Holders of securities are permitted to be represented by a proxy holder at the extraordinary general meeting. The proxy in the form approved by the company is attached hereto. The signed original proxy must be delivered to the company or to the offices of a Belgian branch of Dexia Banque, ING Belgium, Fortis Banque, KBC Bank or Banque Degroof by April 25, 2005 at the latest. Proxies may also be sent by fax at +32 2 412 21 29 by April 25, 2005 at the latest, provided that the signed original of such proxies be handed over to the company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

(iv)	Holders of convertible bonds or warrants issued by the company may attend the meeting in an advisory capacity as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, holders of securities and proxy holders will have to prove their identity, and representatives or attorney-in-fact of legal entities must hand over the documents establishing their capacity, by the beginning of the meeting at the latest.

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You will find attached an information statement giving additional information on the agenda items, the special report of the Board of Directors on the renewal of its powers with respect to the authorized capital in case of public take-over bid, as well as a comparison of the current version of the Articles 9 and 10 of the Articles of Association with the amended version as proposed to the extraordinary general meeting.

Yours sincerely,

/s/ Georges Jacobs
Georges Jacobs
Chairman of the Board of Directors

P.S.:	If you wish to attend the extraordinary general meeting, please return the enclosed pink document to us.

Annexes:

1.	Pink document aimed at confirming the attendance at the extraordinary general meeting.

2.	Form of proxy approved by the company.

3.	Information statement giving additional information on the agenda items.

4.	Special report of the Board of Directors on the renewal of its powers with respect to the authorized capital in case of public take-over bid

5.	Comparison of the current version of the Articles 9 and 10 of the Articles of Association with the amended version as proposed to the extraordinary general meeting.

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Annex 1 to Exhibit 99.1

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

ATTENDING FORM

The undersigned :

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and title) :

holder of                                          shares of Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA, with registered office at Molenbeek-Saint-Jean, rue Osseghem 53, registered with the Company Register of Brussels under the number 0402206045, hereby notify his/her/its intent to attend the extraordinary general meeting of April 29, 2005.

Made in _________________________________, on _________________________________

Signature

Annex 2 to Exhibit 99.1

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

PROXY

The undersigned,

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

Hereby represented by (first name, family name and title):

holder of                      shares of Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA, with registered office located at Molenbeek-Saint-Jean, rue Osseghem 53, Belgium, registered with the Company Register under the number 0402206045, grants special powers to:

in order to be represented at the extraordinary general meeting that will take place on Friday April 29, 2005 at 2 p.m., at the registered office of the company, in order to discuss the agenda herewith attached and to vote on his/her/its behalf in the way indicated hereinafter:

VOTING INSTRUCTION:

(*) Cross out indications when not applicable.

I.1)	item I.1 of the agenda does not require a vote	I.2) - - -	vote on proposed resolution I.2 vote in favor (*) vote against (*) abstain (*)

II.1) - - -	vote on proposed resolution II.1 vote in favor (*) vote against (*) abstain (*)	II.2) - - -	vote on proposed resolution II.2 vote in favor (*) vote against (*) abstain (*)

III) - - -	vote on proposed resolution III vote in favor (*) vote against (*) abstain (*)

If you provide no voting instruction with respect to a proposed resolution:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the principal has crossed out the indication under (i) above, the proxy holder will vote in the best interest of the principal, on the basis of the discussions.

In addition, the proxy holder will notably be entitled to:

(i)	participate in all discussions and vote, amend or reject any proposed resolution of the agenda on behalf and for the account of the principal; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Pursuant to Article 33 of the Articles of Association, the signed original proxies must be delivered to the company (c/o Pierre Leybeart, Delhaize Group, Rue Osseghem 53, B-1080 Brussels, Belgium) or to the offices of a Belgian branch of Dexia Banque, ING Belgium, Fortis Banque, KBC Bank or Banque Degroof by April 25, 2005 at the latest. Proxies may also be sent by fax at +32 (0)2 412 21 29 by April 25, 2005 at the latest, provided that the signed original of such proxies be handed over to the company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxyholder.

In order to attend the meeting, proxyholders will have to prove their identity, and representatives of legal entities must hand over the documents establishing their capacity of legal representative or attorney-in-fact, by the beginning of the meeting at the latest.

Done in _________________________________, on _________________________________

Signature

Annex: agenda of the extraordinary general meeting of April 29, 2005.

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Annex 3 to Exhibit 99.1

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 1, 2005

To the shareholders of Delhaize Group:

This letter is intended to provide information on the items put on the agenda of the Extraordinary General Meeting of Shareholders to be held on Friday, April 29, 2005, at 2:00 p.m., local time, at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

At the Extraordinary General Meeting, provided that a quorum of at least fifty percent of the company’s share capital is present or represented at the meeting, shareholders will consider and vote on amendments to the Articles of Association concerning the powers of the Board of Directors with respect to (i) the authorized capital in case of a public take-over bid and (ii) acquisition, pledge and transfer of treasury shares. A comparison of the current language and the revised language of the Articles of Association is available on the Internet at Delhaize Group’s website (www.delhaizegroup.com).

If this quorum requirement is not satisfied on April 29, 2005, a second Extraordinary General Meeting of shareholders will be held on May 26, 2005 at 2:30 pm, local time, at the same location, without a quorum requirement, to consider and vote on the same amendments to the Articles of Association.

You can validly express the vote attached to your shares at the April 29 meeting by following the procedures specified in the notice to the Extraordinary General Meeting, which has been published in the press, which can be downloaded from our web site at www.delhaizegroup.com and a printed version of which can also be ordered from the Delhaize Group Investor Relations Department at +32 2 412 21 51. If you have questions regarding the proposals, please contact Delhaize Group’s Investor Relations Department.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Proposal (1): Amendment to

Article 9 of Delhaize Group’s

Articles of Association

The Board of Directors of Delhaize Group SA is authorized under Article 9 of the company’s Articles of Association for a period of three years expiring on May 2005 to increase the share capital of the company by a maximum of ten percent of the then outstanding shares after it has received notice of a public take-over bid relating to the company. In such a case, the Board is specifically authorized to limit or revoke the preferential right of the shareholders, even in favor of specific persons.

At its discretion, the Board may limit or revoke the preferential rights of shareholders with a view to implement promptly a capital increase reserved to one or more specific investors willing to stabilize the Company’s shareholdings, particularly in the context of an unfriendly public take-over bid.

The special report of the Board on the renewal of its powers with respect to the authorized capital in case of public take-over bid prepared pursuant to Article 604 of the Belgian Company Code is available on the Internet at Delhaize Group’s website (http://www.delhaizegroup.com).

The Board of Directors proposes and recommends that the shareholders approve an amendment to Article 9 of the company’s Articles of Association, which grants authority to the Board to increase the share capital of the company by a maximum of ten percent of the then outstanding Delhaize Group ordinary shares after it has received notice of a public take-over bid relating for the company, and in such a case to limit or revoke the preferential right of the shareholders even in favor of specific persons, for a new period of three years beginning on the date of shareholders’ approval.

Proposal (2): Amendment to

Article 10, 2nd indent and 3rd indent of

Delhaize Group’s Articles of Association

The Board of Directors of Delhaize Group SA, and direct subsidiaries of Delhaize Group SA, are authorized under Article 10 of the company’s Articles of Association for a period of three years expiring on June 2005, to acquire and transfer a maximum of ten percent of the outstanding Delhaize Group ordinary shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to Delhaize Group SA.

The Board of Directors proposes and recommends that the shareholders approve an amendment to Article 10 of the company’s Articles of Association, which grants authority to the Board of Delhaize Group SA and to its direct subsidiaries to acquire and transfer a maximum of ten percent of the outstanding Delhaize Group ordinary shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to Delhaize Group SA, for a new period of three years beginning on the date of the publication of the shareholders’ approval in the Belgian Official Gazette.

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Proposal (3): Amendment to

Article 10, 4th indent of

Delhaize Group’s Articles of Association

The Board of Directors of Delhaize Group SA is authorized under Article 10 of the company’s Articles of Association for a period of 18 months expiring on November 27, 2005, to purchase, on behalf of the company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the company’s share on Euronext Brussels during the twenty trading days preceding the share purchase. Though not limited by the Articles of Association, the Board could make such purchases, on behalf of the company, for investment purposes or to cover equity-based compensation plans for employees of the company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the company. All such purchases count toward the ten percent maximum.

The Board of Directors proposes and recommends that the shareholders approve an amendment to Article 10 of the company’s Articles of Association, which grants authority to the Board to purchase, on behalf of the company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the company’s share on Euronext Brussels during the twenty trading days preceding the share purchase.

Proposal (4)

Power to Implement Proposals

The Board of Directors proposes and recommends that the shareholders grant the powers to the Board of Directors, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the Articles of Association, and to carry out all necessary or useful formalities to that effect.

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Annex 4 to Exhibit 99.1

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

RENEWAL OF THE AUTHORIZED CAPITAL IN THE EVENT

OF A PUBLIC TAKEOVER BID OVER THE COMPANY

SPECIAL REPORT OF THE BOARD OF DIRECTORS PREPARED

PURSUANT TO ARTICLE 604 OF THE COMPANY CODE

The board of directors (the Board) of Delhaize Group SA (the Company) proposes to the upcoming extraordinary shareholders meeting of the Company to renew the powers of the Board to increase the capital of the Company in case of a public takeover bid over the Company in accordance with Article 607 of the Company Code, and the Board has prepared this special report pursuant to Article 604 of the Company Code.

1.	Description of the authorization to increase the share capital in case of a public takeover bid

The Board proposes to renew for three years the powers of the Board to increase the capital of the Company if the Board deems it appropriate in the event that it has received notice of a public takeover bid over the Company. Further, the Board proposes to be authorized in such context to limit or revoke the preferential right of the shareholders, even in favor of specific persons to which the capital increase could be reserved.

2.	Purpose and justification of the authorization to increase the share capital in case of a public takeover bid

The Board believes that it is in the best interest of the Company to give the Board the flexibility of increasing the capital to implement measures which could prevent a detrimental destabilization of the shareholding, particularly in the context of an unfriendly public takeover bid likely to endanger the business, culture or long-term strategy of the Company.

Any capital increase approved by the Board in case of a public takeover bid will be subject to legal restrictions, including those set out in Article 607 of the Company Code. For instance, the shares issued by decision of the Board must be fully paid-up, their issue price must be at least equal to the price of the takeover bid and the number of new shares cannot exceed one-tenth of the number of shares outstanding immediately prior to the capital increase.

*

This special report has been approved by the Board on 9 March 2005.

Annex 5 to Exhibit 99.1

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

Comparison of the current version of articles 9 and 10 of the Articles of Association (translated)

with the amended version as proposed to the extraordinary general meeting that will be held on April 29, 2005

ARTICLE NINE – AUTHORIZED CAPITAL

Current version of Article 9 of the Articles of Association:	If the proposal is approved, Article 9 of the Articles of Association will read as follows:

A. The board of directors is authorized to increase the share capital in one or several times up to forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (Euros 46,196,352,-) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Appendix of the Official Gazette.	A. The board of directors is authorized to increase the share capital in one or several times up to forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (Euros 46,196,352,-) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Appendix of the Official Gazette.

This authorization is renewable according to the terms provided for by law.	This authorization is renewable according to the terms provided for by law.

The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.	The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.

The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights - whether or not attached to other securities - which may cause the creation of new shares in compliance with the legal provisions in force.	The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights - whether or not attached to other securities - which may cause the creation of new shares in compliance with the legal provisions in force.

In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.	In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.

To the extent permitted by law, the board of directors is also authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is especially authorized to limit or revoke the preferential right of the shareholders in favor of specific persons. Such authorization is granted to the board of directors for a period of three years as from the date of the extraordinary shareholders meeting of May 23, 2002. It may be renewed under the terms and conditions provided for by law.	To the extent permitted by law, the board of directors is also authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is expressly authorized to limit or revoke the preferential right of the shareholders even in favor of specific persons. Such authorization is granted to the board of directors for a period of three years as from the date of the extraordinary shareholders meeting of April 29, 2005. It may be renewed under the terms and conditions provided for by law.

B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.	B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of Article 10 of the Articles of Association:	If the proposal is approved, Article 10 of the Articles of Association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders’ meeting, in compliance with legal provisions in force.	The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 23, 2002, the extraordinary shareholders’ meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette.	On April 29, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by direct subsidiaries of the company and are renewable in compliance with legal provisions in force.	The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

In addition, on May 27, 2004, the extraordinary general meeting authorized the board of directors to acquire up to ten per cent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a duration of eighteen (18) months as from the date of the extraordinary general meeting of May 27, 2004 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.	In addition, on April 29, 2005, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 29, 2005 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.